Bright Scholar Education Holdings Limited

No.1, Country Garden Road, Beijiao Town

Shunde District, Foshan, Guangdong 528300

The People’s Republic of China

February 27, 2018

VIA EDGAR

Mr. Courtney Lindsay

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	Bright Scholar Education Holdings Limited (CIK No. 0001696355)

Registration Statement on Form F-1 (Registration No.: 333-223193)

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, Bright Scholar Education Holdings Limited (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended (the “F-1 Registration Statement”), be accelerated to, and that the F-1 Registration Statement become effective at, 4:00 P.M., Eastern Time on February 27, 2018, or as soon thereafter as practicable.

If there is any change in the acceleration requests set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Wilson Sonsini Goodrich & Rosati.

The Company understands that Deutsche Bank Securities Inc. and Goldman Sachs (Asia) L.L.C. on behalf of the prospective underwriters of the offering, have joined in this request in a separate letter delivered to you today.

[Signature page follows]

Very truly yours,

Bright Scholar Education Holdings Limited

By:	/s/ Dongmei Li
Name:	Dongmei Li
Title:	Chief Financial Officer